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                                           Filed by New North Penn Bancorp, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                       Subject Company: North Penn Bancorp, Inc.
                                                  Commission File No.: 000-51234




For Immediate Release

Contact:   Frederick L. Hickman, President and CEO
           (570) 344-6113


                  NORTH PENN BANCORP, INC. ANNOUNCES RESULTS OF
                     SUBSCRIPTION AND COMMUNITY OFFERING AND
                  COMMENCEMENT OF SYNDICATED COMMUNITY OFFERING


September 13, 2007, Scranton, Pennsylvania - North Penn Bancorp, Inc. (OTCBB-NPEN), holding company for North Penn Bank, announced today that New North Penn Bancorp, Inc. has received subscriptions for approximately 192,000 shares in its subscription and community offering. The number of shares subscribed for does not include shares to be purchased by the employee stock ownership plan. The subscription offering concluded on September 12, 2007.

The offering is being conducted in connection with the second-step conversion of North Penn Bank. In order to consummate the offering, New North Penn Bancorp must sell a minimum of 850,000 shares at $10.00 per share. Orders received in the subscription and community offering will be maintained by New North Penn Bancorp, with interest on subscribers' funds continuing to accrue until completion of the offering.

North Penn Bancorp also announced that it has commenced a syndicated community offering to complete the sale of shares. New North Penn Bancorp expects to complete the offering at the minimum of the offering range. The syndicated community offering will be conducted through a syndicate of broker-dealers that will be managed by Stifel, Nicolaus & Company, Incorporated. Neither Stifel, Nicolaus & Company, Incorporated nor any other member of the syndicate group will be required to purchase any shares in the offering. The terms and conditions of the syndicated community offering are more fully set forth in New North Penn Bancorp's prospectus dated August 10, 2007.

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The completion of the offering remains subject to final regulatory approvals and approval of the Plan of Conversion by depositors of North Penn Bank and shareholders of North Penn Bancorp at their respective special meetings to be held on September 26, 2007.

North Penn Bank is headquartered in Scranton, Pennsylvania and operates through five banking offices in Scranton, Stroudsburg, Clarks Summit and Effort, Pennsylvania.

This press release contains certain forward-looking statements about the conversion and offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could," or "may." Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which North Penn Bancorp and North Penn Bank are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. This press release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer will be made only by means of the written prospectus forming part of the registration statement.

New North Penn Bancorp has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of North Penn Bancorp are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the SEC by New North Penn Bancorp free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by New North Penn Bancorp are available free of charge from the Corporate Secretary of New North Penn Bancorp at 216 Adams Avenue, Scranton, Pennsylvania 18503, telephone (570) 344-6113. The directors, executive officers, and certain other members of management and employees of North Penn Bancorp are participants in the solicitation of proxies in favor of the conversion from the shareholders of North Penn Bancorp. Information about the directors and executive officers of North Penn Bancorp is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of New North Penn Bancorp are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.